Exhibit 99.1

DHT Holdings, Inc. FOURTH QUARTER 2016 RESULTS

HAMILTON, BERMUDA, January 30, 2017 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	2016	2015
Adjusted Net Revenue[1]	67.0	50.3	83.2	90.2	80.0	290.7	296.3
Adjusted EBITDA	46.7	29.5	63.7	69.5	59.6	209.4	214.8
Net Income/(Loss)	17.8	(75.7)[2]	35.6	31.5[2]	32.4[2]	9.3[2]	105.4[2]
EPS – basic	0.19	(0.81)	0.38	0.34	0.35	0.10	1.13
EPS – diluted[3]	0.18	(0.81)	0.34	0.30	0.31	0.10	1.04
Interest Bearing Debt	701.5	684.9	613.1	654.4	662.5	701.5	662.5
Cash	109.3[4]	71.5	65.0	77.5	166.8[4]	109.3[4]	166.8[4]
Dividend[5]	0.08	0.02	0.23	0.25	0.21	0.58	0.69
Fleet (dwt)[6]	6,725,916	6,392,011	6,392,011	6,556,637	6,556,637	6,087,916	6,556,637
Spot Exposure[7]	57.3%	59.9%	56.6%	57.2%	49.9%	57.8%	50.5%
Unscheduled off hire[7]	5.5%	0.84%	0.29%	0.27%	0.17%	1.8%	0.20%
Scheduled off hire[7]	0.9%	5.06%	1.70%	0.00%	1.50%	1.7%	0.50%

HIGHLIGHTS OF THE QUARTER:

●	EBITDA for the quarter of $46.7 million. Net income for the quarter of $17.8 million ($0.19 per basic share).

●
The Company’s VLCCs achieved time charter equivalent earnings of $37,100 per day in the fourth quarter of 2016 of which the Company’s VLCCs on time-charter earned $41,400 per day and the Company’s VLCCs operating in the spot market achieved $34,300 per day.

●
In accordance with DHT’s capital allocation policy whereby the Company intends to return at least 60% of its ordinary net income to security holders, the Company repurchased $23.0 million face value of its convertible senior notes in the open market during the quarter at an average price of 90.4%.  Additionally, the Company will pay a cash dividend of $0.08 per common share for the quarter payable on February 22, 2017 for shareholders of record as of February 14, 2017.

●	During the quarter the Company extended the time charter for the DHT Europe to an oil major for a period of 12 months from January 2017 at a rate of $31,250 per day.

●
On January 16, 2017 the Company took delivery of the last of its six VLCC newbuildings from Hyundai Heavy Industries.  The vessel is named DHT Tiger and is trading in the spot market.  A total of $48.7 million of debt was drawn in connection with the delivery of the vessel.

●
As previously reported the Company has sold the DHT Chris, a 2001 built VLCC for $23.7 million.  The vessel was delivered to the buyers in January 2017 and is expected to retire from the trading fleet. The sale is in support of the company's fleet renewal program. $12.0 million of the net proceeds has been applied to repay debt and has been recorded as current portion of long term debt as of December 31, 2016.

●
In January 2017 DHT entered in an agreement with Hyundai Heavy Industries for the construction of two VLCCs of 319,000 dwt scheduled for delivery in July and September 2018. The newbuilding contracts will be financed with cash at hand and bank debt; hence the Company does not intend to issue any stock in relation to this expansion.

●
It is DHT’s policy to inspect all newbuildings, including underwater areas, during their respective warranty periods.  During such routine inspection of the first newbuilding delivered, a fracture surrounding the inspection window of the rudder was identified.  Following a root cause analysis conducted by the builder HHI and classification society American Bureau of Shipping (ABS), DHT implemented a permanent repair plan for a rudder design improvement on all six newbuildings.  DHT completed the work on all of these ships in the fourth quarter 2016 and incurred a total of 105 off-hire days.  The repair cost has been covered by HHI under its warranty obligation.

●
The Company has consumed $26.8 million of its securities repurchase program implemented in February 2016 and has elected to restore the capacity to $50.0 million and extended its validity through March 2018.

●
On January 27, 2017, DHT received a non-binding, highly conditional proposal from Frontline Ltd. (NYSE/OSE: FRO) to acquire all of the outstanding shares of common stock of DHT in a stock-for-stock transaction at a ratio of 0.725 of a Frontline share for each share of DHT.  In the proposal letter delivered to DHT’s Board of Directors, Frontline also disclosed that it has acquired more than 15 million shares of DHT, or approximately 16% of DHT’s outstanding common stock. Consistent with its fiduciary duties, DHT’s Board will evaluate the proposal from Frontline and respond accordingly in due course. In light of the developments, DHT’s Board has adopted a one-year shareholder rights plan to give the Board and DHT time to properly consider the proposal.  For further information please refer to the press release issued on January 29, 2017. The press release can be found on www.dhtankers.com.

●
DHT has a total fleet of 21 VLCCs, 19 in the water and two under construction, as well as two Aframaxes. Six of the VLCCs and the two Aframaxes are on fixed rate time charters. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1 Net of voyage expenses.
2 Q3 2016 includes an impairment charge of $76.6 million. Q1 2016 includes an impairment charge of $8.1 million related to the sale of the DHT Target.  2016 includes total impairment charges of $84.7 million. Q4 2015 and 2015 include a loss of $0.8 million related to the sale of the DHT Trader.
3 Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
4 The cash balance as of December 31, 2016 includes $48.7 million relating to the financing for DHT Tiger which was drawn in 2016 in advance of the delivery of the DHT Tiger on January 16, 2017. The cash balance as of December 31, 2015 includes $50.0 million relating to the financing for DHT Leopard which was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.
5 Per common share.
6 Q4 2016 includes three newbuildings totaling 937,900 dwt; one of which was delivered on January 16, 2017 and two scheduled to be delivered in Q3 2018. Q1 and Q2 2016 include three newbuildings totaling 899,700 dwt to be delivered in Q3-Q4 2016. Q4 2015 and 2015 include five newbuildings totaling 1,499,500 dwt to be delivered in 2016.
7 As % of total operating days in period.

FOURTH QUARTER 2016 FINANCIALS

We reported shipping revenues for the fourth quarter of 2016 of $84.9 million compared to shipping revenues of $94.6 million in the fourth quarter of 2015. The change from the 2015 period to the 2016 period was due to lower tanker rates as well as off hire due to repair and design modification of the rudders for the VLCC newbuildings in the 2016 period partly offset by an increase in the fleet with the delivery of five newbuildings from November 2015 to August 2016 (partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016).

Voyage expenses for the fourth quarter of 2016 were $17.9 million, compared to voyage expenses of $14.7 million in the fourth quarter of 2015. The increase was mainly due to more vessels in the spot market in the 2016 period.

Vessel operating expenses for the fourth quarter of 2016 were $16.0 million, compared to $15.4 million in the fourth quarter of 2015. The increase was mainly due to increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $21.1 million for the fourth quarter 2016, compared to $20.1 million in the fourth quarter of 2015. The increase was mainly due to the delivery of newbuildings partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016.

General & administrative expense (“G&A”) for the fourth quarter 2016 was $4.3 million, consisting of $2.9 million cash and $1.4 million non-cash charges, compared to $5.1 million in the fourth quarter of 2015, consisting of $3.3 million cash and $1.8 million non-cash charges. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the fourth quarter of 2016 were $7.7 million compared to $6.2 million in the fourth quarter of 2015. The increase is mainly due to higher interest expense due to an increase in debt related to delivery of newbuildings partly offset by debt prepayments and higher fair value gain on derivative financial instruments in the 2015 period.

The Company had net income in the fourth quarter of 2016 of $17.8 million, or $0.19 per basic share and $0.18 per diluted share, compared to net income of $32.4 million, or $0.35 per basic share and $0.31 per diluted share in the fourth quarter of 2015.

Net cash provided by operating activities for the fourth quarter of 2016 was $28.9 million compared to $53.3 million for the fourth quarter 2015.  The decrease is mainly due to lower net income and a change in working capital in the 2016 period.

Net cash used by investing activities was $3.4 million in the fourth quarter of 2016.  Net cash used by investing activities in the fourth quarter of 2015 was $66.9 million mainly comprising $91.7 million related to investment in vessels under construction offset by $26.5 million related to the sale of the DHT Trader.

As of December 31, 2016, the Company had paid all pre-delivery installments totaling $48.7 million for the newbuilding (DHT Tiger) that was delivered on January 16, 2017.  The final installment at delivery was funded with bank debt financing.

Net cash provided by financing activities for the fourth quarter of 2016 was $12.3 million comprising $48.5 million provided by the issuance of long term debt offset by $1.9 million related to cash dividend paid, $13. 0 million in repayment of long term debt and $21.3 million ($23.0 million face value) related to the purchase of convertible notes. The $48.5 million in issuance of new debt mainly relates to the DHT Tiger which was delivered on January 16, 2017. Net cash provided by financing activities for the fourth quarter of 2015 was $22.2 million comprising $99.4 related to issuance of new debt for two newbuildings offset by $16.7 million related to cash dividend paid and $60.5 million in repayment of long term debt.

As of December 31, 2016, our cash balance was $109.3 million, compared to $166.8 million as of December 31, 2015. The cash balance as of December 31, 2016 includes $48.7 million relating to the financing for DHT Tiger which was drawn in 2016 in advance of the delivery of the DHT Tiger in January 2017. The cash balance as of December 31, 2015 included cash earmarked for pre-delivery installments under the Company’s newbuilding program and $50.0 million relating to the financing for DHT Leopard which was drawn in 2015 in advance of the delivery of the DHT Leopard in 2016.

We declared a cash dividend of $0.08 per common share for the fourth quarter of 2016 payable on February 22, 2017 for shareholders of record as of February 14, 2017.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the fourth quarter of 2016, we remain in compliance with our financial covenants.

As of December 31, 2016, we had 93,433,804 shares of our common stock outstanding compared to 92,909,936 as of December 31, 2015.

2016 FINANCIALS

We reported shipping revenues for 2016 of $356.0 million compared to $365.1 million in 2015. The change from 2015 to 2016 is due to lower rates and scheduled drydockings in 2016 offset by more vessels in the fleet with the delivery of newbuildings (partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016).

Voyage expenses for 2016 were $65.3 million compared to voyage expenses of $68.9 million in 2015. The decrease was mainly due to lower bunker cost for the vessels in the spot market partly offset by more vessels in the spot market in 2016.

Vessel operating expenses for 2016 were $61.9 million, compared to $59.8 million in 2015. The increase is mainly due to increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $84.3 million in 2016 compared to $78.7 million in 2015. The increase was mainly due to the delivery of newbuildings partly offset by the sale of the Suezmaxes DHT Trader in December 2015 and DHT Target in May 2016.

Due to the decline in values for second hand tankers the Company adjusted the carrying value of its fleet in 2016 through non-cash impairment charges totaling $84.7 million.

G&A for 2016 was $19.4 million, consisting of $12.5 million cash and $6.9 million non-cash charges, compared to $21.6 million in 2015 consisting of $14.2 million cash and $7.4 million non-cash charges.

Net financial expenses for 2016 were $31.2 million, compared to $29.9 million in 2015.  The increase is mainly due to an increase in debt related to the newbuildings delivered.

Inclusive of the non-cash impairment charges of $84.7 million the Company had net income for 2016 of $9.3 million, or $0.10 per basic/diluted, compared to net income of $105.3 million, or $1.13 per basic share and $1.04 per diluted share in 2015.

Net cash provided by operating activities for 2016 was $194.0 million compared to $181.5 million for 2015.  The increase is mainly due to positive change in working capital in 2016 offset by lower net income (after adjusting for the impairment charge) in 2016.

Net cash used in investing activities for 2016 was $213.0 million of which $13.3 million related to capital expenditures for vessels undergoing special survey and drydocking, $222.1 million related to investment in vessels under construction partly offset by $22.2 million related to the sale of DHT Target. Net cash used in investing activities for 2015 was $125.9 million of which $142.6 million related to investment in vessels under construction and $7.6 million related to investment in subsidiary partly offset by $26.5 million related to the sale of DHT Trader.

As of December 31, 2016, the Company had paid all pre-delivery installments totaling $48.7 million for the newbuilding (DHT Tiger) that was delivered on January 16, 2017.  The final installment at delivery was funded with bank debt financing totaling about 50% of the contract price.

Net cash used in financing activities for 2016 was $38.5 million comprising $66.4 million related to cash dividend paid, $2.0 million related to purchase of treasury shares, $25.3 million related to purchase of convertible bonds and $164.0 million related to repayment of long term debt partly offset by $219.3 million related to issuance of long term debt. Net cash used in financing activities for 2015 was $55.5 million related to cash dividend paid and repayment of long term debt partly offset by issuance of long term debt.

As of December 31, 2016, our cash balance was $109.3 million, compared to $166.8 million as of December 31, 2015. The cash balance as of December 31, 2016 includes $48.7 million relating to the financing for DHT Tiger which was drawn in 2016 in advance of the delivery of the DHT Tiger in January 2017. The cash balance as of December 31, 2015 included cash earmarked for pre-delivery installments under the Company’s newbuilding program and $50.0 million relating to the financing for DHT Leopard which was drawn in 2015 in advance of the delivery of the DHT Leopard in 2016.

As of December 31, 2016, we had 93,433,804 shares of our common stock outstanding compared to 92,909,936 as of December 31, 2015.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	2016	2015
Reconciliation of Adjusted Net Revenue
Shipping revenues	84,891	64,826	98,738	107,555	94,647	356,010	365,114
Voyage expenses	(17,928)	(14,532)	(15,583)	(17,306)	(14,678)	(65,349)	(68,864)
Adjusted Net Revenue	66,962	50,294	83,156	90,249	79,969	290,661	296,250

Reconciliation of Adjusted EBITDA
Net income/(loss) after tax	17,830	(75,697)	35,597	31,531	32,428	9,260	105,302
Income tax expense	48	46	-	1	15	95	128
Other financial income/(expenses)	(43)	(54)	60	76	530	40	487
Fair value gain/(loss) on derivative financial instruments	(1,219)	(1,394)	(681)	58	(2,151)	(3,235)	(3,603)
Interest expense	9,169	8,483	8,319	9,098	8,021	35,070	33,637
Interest income	(18)	(14)	(14)	(20)	(31)	(66)	(141)
Share of profit from associated companies	(169)	(174)	(186)	(121)	(162)	(649)	(467)
Profit /( loss), sale of vessel	-	-	(138)	-	807	(138)	807
Impairment charge	-	76,600	-	8,100	-	84,700	-
Reversal of impairment charges	-	-	-	-	-	-	-
Depreciation and amortization	21,067	21,723	20,782	20,767	20,099	84,340	78,698
Adjusted EBITDA	46,665	29,520	63,740	69,491	59,554	209,415	214,848

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Tuesday January 31, 2017 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718 354 1357 within the United States, 23162787 within Norway and +44 20 7136 2056 for international callers. The passcode is “DHT” or “2174405”.

The webcast which will include a slide presentation will be available on the following link:
http://edge.media-server.com/m/p/wpe8xpiu and can also be accessed in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through February 7, 2017.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 2174405# as the pass code.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 21, 2016.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

	Note	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$109,295	166,775
Accounts receivable and accrued revenues	8	34,461	40,093
Prepaid expenses		3,627	2,540
Bunkers, lube oils and consumables		7,906	8,844
Asset held for sale	5	23,216	-
Total current assets		$178,505	218,251

Non-current assets
Vessels and time charter contracts	5	$1,177,521	986,597
Advances for vessels under construction	5	43,638	215,401
Other property, plant and equipment		661	579
Investment in associated company		3,412	2,976
Total non-current assets		$1,225,232	1,205,553

TOTAL ASSETS		$1,403,737	1,423,805

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$12,378	13,935
Derivative financial liabilities		2,257	3,058
Current portion long term debt	4	57,521	32,267
Deferred shipping revenues		2,154	3,575
Total current liabilities		$74,310	52,835

Non-current liabilities
Long term debt	4	$643,974	630,201
Derivative financial liabilities		442	2,876
Total non-current liabilities		$644,416	633,077

Total liabilities		$718,726	685,912

Stockholders' equity
Stock	6, 7	$934	929
Additional paid-in capital	6, 7	881,097	878,236
Accumulated deficit		(205,195)	(147,945)
Translation differences		(108)	(232)
Other reserves		8,283	6,904
Total stockholders equity		$685,011	737,893

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,403,737	1,423,805

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		4Q 2016	Q4 2015	12 months 2016	12 months 2015
	Note	Oct. 1-Dec. 31, 2016	Oct. 1-Dec. 31, 2015	Jan. 1-Dec. 31, 2016	Jan. 1-Dec. 31, 2015
Shipping revenues		$84,891	94,647	$356,010	365,114

Operating expenses
Voyage expenses		(17,928)	(14,678)	(65,349)	(68,864)
Vessel operating expenses		(15,988)	(15,351)	(61,855)	(59,795)
Depreciation and amortization	5	(21,067)	(20,099)	(84,340)	(78,698)
Impairment charge	5	-	-	(84,700)	-
Profit /( loss), sale of vessel	5	-	(807)	138	(807)
General and administrative expense		(4,309)	(5,065)	(19,391)	(21,607)
Total operating expenses		$(59,293)	(55,999)	$(315,496)	(229,771)

Operating income/(loss)		$25,598	38,648	$40,514	135,343

Share of profit from associated companies		169	162	649	467
Interest income		18	31	66	141
Interest expense		(9,169)	(8,021)	(35,070)	(33,637)
Fair value gain/(loss) on derivative financial instruments		1,219	2,151	3,235	3,603
Other financial income/(expenses)		43	(530)	(40)	(487)
Profit/(loss) before tax		$17,877	32,442	$9,354	105,430

Income tax expense		(48)	(15)	(95)	(128)
Net income/(loss) after tax		$17,830	32,428	$9,260	105,302
Attributable to the owners of parent		$17,830	32,428	$9,260	105,302

Basic net income/(loss) per share		0.19	0.35	0.10	1.13
Diluted net income/(loss) per share		0.18	0.31	0.10	1.04

Weighted average number of shares (basic)		93,374,162	92,859,613	93,382,757	92,793,154
Weighted average number of shares (diluted)		114,046,256	112,788,727	93,382,757	112,098,221

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Profit/(loss) for the period		$17,830	32,428	$9,260	105,302

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		(49)	(41)	(49)	(41)
Total		$(49)	(41)	$(49)	(41)
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary		84	112	28	64
Total		$84	112	$28	64

Other comprehensive income		$36	71	$(20)	23

Total comprehensive income for the period		$17,865	32,499	$9,239	105,325

Attributable to the owners of parent		$17,865	32,499	$9,239	105,325

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2016	Q4 2015	12 months 2016	12 months 2015
	Note	Oct. 1 - Dec. 31, 2016	Oct. 1 - Dec. 31, 2015	Jan. 1 - Dec. 31, 2016	Jan. 1 - Dec. 31, 2015
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)		17,830	32,428	9,260	105,302
Items included in net income not affecting cash flows:
Depreciation	5	21,067	20,099	84,340	78,698
Impairment charge	5	-	-	84,700	-
Amortization of debt issuance costs		1,963	1,673	7,997	7,521
(Profit) / loss, sale of vessel	5	-	807	(138)	807
Fair value (gain) / loss on derivative financial instruments		(1,219)	(2,151)	(3,235)	(3,603)
Compensation related to options and restricted stock		1,346	1,567	7,365	6,911
Share of profit in associated companies		(169)	(162)	(649)	(467)
Unrealized currency translation losses / (gains)		(50)	14	(255)	97
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	(7,624)	(4,265)	7,751	(11,385)
Prepaid expenses		(136)	147	(1,087)	(1,568)
Accounts payable and accrued expenses		(5,841)	3,829	(1,557)	(8,998)
Deferred shipping revenues		-	385	(1,422)	1,147
Bunkers, lube oils and consumables		1,732	(1,063)	938	7,062
Net cash provided by operating activities		28,899	53,306	194,008	181,526

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(1,648)	(1,801)	(13,260)	(1,987)
Investment in vessels under construction	5	(1,889)	(91,715)	(222,104)	(142,560)
Sale of vessels		-	26,500	22,233	26,500
Investment in subsidiary, net cash		242	-	242	(7,562)
Investment in associated company		-	120	-	120
Investment in property, plant and equipment		(120)	(9)	(144)	(419)
Net cash used in investing activities		(3,416)	(66,905)	(213,033)	(125,907)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(1,867)	(16,713)	(66,365)	(49,194)
Issuance of long term debt	4	48,482	99,400	219,248	99,400
Purchase of treasury shares	7	-	-	(2,031)	-
Purchase of convertible bonds	6	(21,315)	-	(25,334)	-
Repayment of long-term debt	4	(13,030)	(60,486)	(163,972)	(105,734)
Net cash provided by/(used in) financing activities		12,270	22,201	(38,454)	(55,528)

Net increase/(decrease) in cash and cash equivalents		37,752	8,602	(57,480)	91
Cash and cash equivalents at beginning of period		71,542	158,172	166,775	166,684
Cash and cash equivalents at end of period		109,295	166,775	109,295	166,775

Specification of items included in operating activities:
Interest paid		9,591	4,661	27,539	26,505
Interest received		18	31	66	140

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

			Paid-in
			Additional	Retained	Translation	Other	Total
	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2015	92,510,086	$925	$873,522	$(204,011)	$(296)	$4,712	$674,851
Net income/(loss) after tax				105,302			105,302
Other comprehensive income				(41)	64		23
Total comprehensive income				105,260	64		105,325
Cash dividends declared and paid				(49,194)			(49,194)
Compensation related to options and restricted stock	399,850	4	4,714			2,192	6,911
Balance at December 31, 2015	92,909,936	$929	$878,236	$(147,945)	$(232)	$6,904	$737,893

			Paid-in
			Additional	Retained	Translation	Other	Total
	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2016	92,909,936	$929	$878,236	$(147,945)	$(232)	$6,904	$737,893
Net income/(loss) after tax				9,260			9,260
Other comprehensive income				(144)	124		(20)
Total comprehensive income				9,116	124		9,239
Cash dividends declared and paid				(66,365)			(66,365)
Purchase of treasury shares	(359,831)	(4)	(2,027)				(2,031)
Purchase of convertible bonds			(1,090)				(1,090)
Compensation related to options and restricted stock	883,699	9	5,978			1,378	7,365
Balance at December 31, 2016	93,433,804	$934	$881,097	$(205,195)	$(108)	$8,283	$685,011

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2016

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on January 30, 2017 and authorized for issue on January 30, 2017.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2015. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2015 audited consolidated financial statements.

Non-current assets held for sale
Non-current assets are classified separately as held for sale in the statement of financial position when their carrying amount will be recovered through a sale transaction rather than continuing use. This condition is regarded as met only when the sale is highly probable, the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure
New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2016 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

IFRS 14	Regulartory Deferral Accounts
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IFRS 10 and IAS 28	Sale of Contribution of Assets between an Investor and its Associate and Joint Venture
Amendments to IFRS 10, IFRS 12	Investments Entities: Applying the Consolidation Exception and IAS 28

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of December 31, 2016, the Company had 21 vessels in operation; 9 vessels were on fixed rate time charters and 12 vessels operating in the spot market.

For the period from October 1, 2016 to December 31, 2016 five customers represented $16.0 million, $8.9 million, $8.6 million, $7.8 million and $6.3 million, respectively, of the Company’s revenues. For 2016, five customers represented $69.5 million, $39.5 million, $35.2 million, $30.4 million and $25.7 million, respectively, of the Company’s revenues.

For the period from October 1, 2015 to December 31, 2015 five customers represented $13.4 million, $10.7 million, $10.0 million, $9.5 million and $7.5 million, respectively, of the Company’s revenues. For 2015, five customers represented $83.9 million, $39.2 million, $30.7 million, $30.6 million and $25.9 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt
As of December 31, 2016, DHT had interest bearing debt totaling $701.5 (including the $123 million convertible senior notes).

Scheduled debt repayments (USD million) and margin above Libor
	Q1	Q2-Q4						Margin
	2017	2017	2018	2019	2020	Thereafter	Total	above Libor
ABN Amro/Nordea/DVB - 3 vessels*	2.0	5.9	7.9	7.9	7.9	99.2	130.7	2.60%
Nordea/DNB/DVB - 8 vessels	5.8	17.4	23.1	213.5			259.8	2.50%
Credit Agricole - DHT Scandinavia	1.0	2.9	3.9	3.9	3.9	11.7	27.3	2.19%
Credit Agricole - DHT Tiger**	0.7	2.0	2.7	2.7	2.7	37.8	48.7	2.19%
Danish Ship Finance - DHT Jaguar		2.6	2.6	2.6	39.0		46.8	2.25%
Nordea/DNB - DHT Leopard	0.6	1.9	2.5	2.5	2.5	37.5	47.5	2.25%
Nordea/DNB - 4 vessels	13.3	3.8	5.1	15.7			37.9	2.75%
Convertible Note				123.0			123.0
Total	23.3	36.5	47.8	371.8	56.0	186.2	721.6
Unamortized upfront fees bank loans							(7.0)
Difference amortized cost/notional amount convertible note							(13.1)
Total interest bearing debt							701.5

*In addition to the scheduled installments under the ABN Amro/Nordea/DVB credit facility we are, through the first quarter 2020,  required to pay quarterly installments equal to free cash flow (after adjusting for capital expenditures for the next two quarters) during the preceding quarter, capped at $0.3 million per borrower per quarter.
**The $48.7 million Credit Agricole – DHT Tiger credit facility for the financing of the DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Leopard which took place in January 2017.  The same amount is included on the balance sheet as part of Cash and Cash Equivalents as of December 31, 2016.

ABN Amro/Nordea/DVB – three newbuildings
In July 2014 we entered into a credit facility with ABN Amro, Nordea and DVB as lenders and DHT Holdings, Inc. as guarantor for the financing of three VLCC newbuildings.  As of December 31, 2016 all three vessels have been delivered.  Borrowings bear interest at a rate equal to Libor + 2.60% and the loan is repayable in quarterly installments of $2.0 million through Q3 2021 and a final payment of $94.6 with the last installment. In addition to the scheduled instalments, each borrower shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $100 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB/DVB – eight vessels
The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in quarterly installments of $5.8 million with a final payment of $190.4 in December 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole - Samco Scandinavia and DHT Tiger
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7 million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Leopard which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023.  The loan bears interest at Libor plus a margin of 2.1875% and includes a covenant that the charter-free value of the vessel shall be at least 135%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance – DHT Jaguar
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB – 5 vessels
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. In September 2016, the four vessels financed by RBS (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the credit facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris which was delivered to the buyers in January 2017, the credit facility is repayable in quarterly installments of $1.3 million with a final payment of $13.1 million in August 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019
In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par and in April 2016 we repurchased $1.0 million of the convertible senior notes in the open market at a price of 99% of par.  During the fourth quarter we repurchased $23.0 million of the convertible senior notes in the open market at an average price of 90.4% of par.

As of the date of our most recent compliance certificates submitted to the banks, we remain in compliance with our financial covenants.

As of December 31, 2016, DHT has five interest rate swaps totaling $127.6 million with maturity ranging from the second quarter of 2017 to the second quarter of 2018.  The fixed interest rates range from 2.43% to 3.57%.  As of December 31, 2016, the fair value of the derivative financial liability related to the swaps amounted to $2.7 million.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of December 31, 2016.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2016	$1,341,581	At January 1, 2016	$354,984
Additions	11,093	Depreciation and amortization	84,069
Transferred from vessels under construction	385,251	Impairment charge	70,100
Transferred to asset held for sale	(62,275)	Transferred to asset held for sale	(39,059)
Retirement **	(106,920)	Retirement	(78,885)
At December 31, 2016	$1,568,729	At December 31, 2016	$391,209

Carrying Amount
At January 1, 2016	$986,597
At December 31, 2016	$1,177,521

*Accumulated numbers
**Relates to completed depreciation of drydocking for DHT Ann, DHT Eagle, DHT Amazon, DHT Chris, DHT Redwood, DHT Scandinavia and DHT Falcon, sale of DHT Target and completed amortization of time charter contract for DHT Taiga and DHT Sundarbans.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs, of which five vessels were delivered in November 2015, January 2016, March 2016 and August 2016. As of December 31, 2016 we have paid pre-delivery installments totaling $48.7 million for the remaining newbuilding to be delivered in January 2017.
Borrowing costs are capitalized as part of vessels under construction.

Cost of vessels under construction
At January 1, 2016	$215,401
Additions	219,988
Impairment charge	(6,500)
Transferred to vessels	(385,251)
At December 31, 2016	$43,638

Carrying Amount
At January 1, 2016	$215,401
At December 31, 2016	$43,638

The following table is a timeline of future expected payments and dates relating to vessels under construction as of December 31, 2016:

Vessels under construction (USDm)	December 31, 2016	January 1, 2016
Not later than one year	48.7	266.2
Later than one year and not later than three years	0.0	0.0
Later than three years and not later than five years	0.0	0.0
Total	48.7	266.2

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.6570 effective August 22, 2016. Based on the adjusted conversion price and after adjusting for the repurchase of $27.0 million of the convertible senior notes in the open market at an average price of 91.7% of par, the total number of shares to be issued would be 18,476,791.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

	Common Stock	Preferred Stock
Issued at December 31, 2016	93,433,804	-
Shares to be issued assuming conversion of convertible notes*	23,223,632
Numbers of shares authorized for issue at December 31, 2016	150,000,000	1,000,000
Par value	$0.01	$0.01
   *assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Stock repurchase
In March 2016 we purchased 359,831 shares of DHT common stock in the open market at an average price of $5.64 per share. The shares were retired in April 2016.

Dividend payment

Dividend payment as of December 31, 2016:

Payment date	Total Payment	Per common share
November 23, 2016	$1.9 million	$0.02
August 31, 2016	$21.5 million	$0.23
May 25, 2016	$23.3 million	$0.25
February 24, 2016	$19.7 million	$0.21
Total payment as per December 31, 2016	$66.4 million	$0.71

Dividend payment as of December 31, 2015:

Payment date	Total Payment	Per common share
November 25, 2015	$16.7 million	$0.18
August 20, 2015	$13.9 million	$0.15
May 22, 2016	$13.9 million	$0.15
February 19, 2015	$4.6 million	$0.05
Total payment as per December 31, 2015	$49.2 million	$0.53

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $34.5 million as of December 31, 2016 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 10 in the 2015 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On January 30, 2017 the Board approved a dividend of $0.08 per common share related to the fourth quarter 2016 to be paid on February 22, 2017 for shareholders of record as of February 14, 2017.

The DHT Chris which was agreed sold in October 2016 was delivered to the Buyers on January 11, 2017. The newbuilding DHT Tiger was delivered to DHT from HHI on January 16, 2017. In January 2017 DHT entered in an agreement with HHI for the construction of two VLCCs of 319,000 dwt scheduled for delivery in July and September 2018.

On January 27, 2017, DHT received a non-binding, highly conditional proposal from Frontline Ltd. (NYSE/OSE: FRO) to acquire all of the outstanding shares of common stock of DHT in a stock-for-stock transaction at a ratio of 0.725 of a Frontline share for each share of DHT. In the proposal letter delivered to DHT’s Board of Directors, Frontline also disclosed that it has acquired more than 15 million shares of DHT, or approximately 16% of DHT’s outstanding common stock. Consistent with its fiduciary duties, DHT’s Board will evaluate the proposal from Frontline and respond accordingly in due course. In light of the developments, DHT’s Board has adopted a one-year shareholder rights plan to give the Board and DHT time to properly consider the proposal.  For further information please refer to the press release issued on January 29, 2017.